Exhibit 99.3

News release…

Date: 19 April 2007
Ref: PR518q

First quarter 2007 operations review

•	Rio Tinto’s share of iron ore production increased by 12 per cent compared with the first quarter of 2006, reflecting continued production growth from the Group’s $5 billion iron expansion programme in Western Australia. There was some impact on production in the first quarter from a succession of cyclones in the Pilbara region.

•	Mined copper production decreased by three per cent compared with the first quarter of 2006, mainly due to lower grades and recoveries at Kennecott Utah Copper.

•	Refined copper production increased by 19 per cent compared with the first quarter of 2006 mostly due to higher production at the Escondida leach plant. The Kennecott Utah Copper smelter operated at targeted levels during the quarter following the scheduled maintenance shutdown in the fourth quarter of 2006.

•	The Yarwun alumina refinery increased production by 15 per cent compared with the first quarter of 2006 although Rio Tinto’s total share of alumina production decreased by 15 per cent quarter on quarter following the sale of its interest in Eurallumina in the fourth quarter of 2006.

•	Aluminium metal production rose by two per cent compared with the first quarter of 2006.

•	Hard coking coal production increased by 28 per cent compared with the first quarter of 2006, in line with an improvement in market conditions.

•	Australian thermal coal production declined by eight per cent compared with the first quarter of 2006 as a result of shipping congestion at the ports.

•	Uranium production increased by three per cent at Rössing compared with the same quarter of 2006 but overall the Group’s share of production decreased by 16 per cent following high rainfall which impeded operations at the Ranger mine and plant.

•	Diamond production at Diavik increased by 45 per cent compared with the first quarter of 2006 from access to higher grade ore, whilst Group production was 20 per cent lower attributable to low feed grade at Argyle.

*All currency figures in this report are US dollars unless otherwise stated

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

IRON ORE AND IRON

Rio Tinto share of production (000 tonnes)
	Q1 07	vs Q1 06	vs Q4 06
Hamersley	23,911	+17%	-3%
Robe River	6,460	+8%	-12%
IOC (pellets and concentrate)	1,413	-24%	-44%

An active cyclone season interrupted production during the period, impacting port and rail capacity and limiting supply. Further infrastructure capacity increases were announced in February 2007 for the Cape Lambert port. Since 2003, Rio Tinto’s total committed expenditure on mining and infrastructure projects in the Pilbara, to expand capacity to 220 million tonnes per annum by the fourth quarter of 2008, is now just under $5 billion (on a 100 per cent basis).

Hamersley

Compared with the same period in 2006, Hamersley Iron production was up 17 per cent, however it was down three per cent on the previous quarter. This was in part due to a 17 day planned shutdown at the Tom Price mine to complete the major upgrade associated with the brownfields expansion. The ramp-up is now proceeding smoothly and on schedule.

Capacity expansions progressed largely on time and within budget during the quarter.

Robe River

Production at Robe River’s West Angelas mine was up 25 per cent on the first quarter of 2006 and four per cent on the previous quarter. Pannawonica production was down five per cent on the same period last year but down 23 per cent compared with the previous quarter due to the cyclone impacts. Robe River subsequently declared force majeure on some deliveries.

In February, a $860 million (Rio Tinto share $456 million) Cape Lambert port expansion was announced, increasing rated annual port capacity from 55 to 80 million tonnes. At the completion of the project in early 2009, the combined Hamersley Iron and Robe River mine capacities will be matched to their respective infrastructure capacities.

HIsmelt

HIsmelt produced 21,400 tonnes of pig iron during the quarter. As ramp-up continues, peak hot metal production achieved for a shift was 67 per cent of nameplate capacity.

Iron Ore Company of Canada

First quarter production was impacted by a strike of unionised employees which commenced on 9 March 2007. Prior to this strike, saleable production was slightly above 2006 rates.

2

ENERGY

US thermal coal

Rio Tinto share of production (000 tonnes)

	Q1 07	vs Q1 06	vs Q4 06
Kennecott Energy	30,357	+3%	-7%

Production was three per cent above the first quarter of 2006 mainly due to the continued expansion of the Spring Creek mine. A severe snow storm in late March closed most Powder River Basin mines for several days, causing production disruption.

Australian coal

Rio Tinto share of production (000 tonnes)
	Q1 07	vs Q1 06	vs Q4 06
Rio Tinto Coal Australia
Hard coking coal	1,438	+ 28%	-5%
Other coal	7,041	-8%	-10%

Production of hard coking coal at Hail Creek benefited from an improvement in the coking coal market. Significant shipping congestion at the Port of Newcastle has adversely affected sales volumes and demurrage, leading to lower production volumes of other coal.

Based on allocated port capacity, it is anticipated that production and sales through the Port of Newcastle for the remainder of 2007 will be in line with production rates and sales levels achieved in the last two quarters.

Uranium

Rio Tinto share of production (000 tonnes)

	Q1 07	vs Q1 06	vs Q4 06
Energy Resources of Australia	684	-27%	-41%
Rössing	586	+3%	-16%

Production at the Ranger mine was constrained by high rainfall that led to the shutdown of the mining operation and processing plant in late February. Mining resumed after eight days and the plant was operational after 12 days. ERA declared force majeure on its sales contracts on 7 March as a result of the heavy rainfall.

Production at Rössing was 16 per cent lower than in the previous quarter due to lower head grade from the open pit.

INDUSTRIAL MINERALS

Rio Tinto share of production (000 tonnes)

	Q1 07	vs Q1 06	vs Q4 06
Borates	129	+1%	-11%
Titanium dioxide feedstock	351	+2%	-7%

3

First quarter borates production was similar to the prior year. Production was below the fourth quarter of 2006 in line with customer deliveries which were impacted by a slowing US housing market.

Increased production of titanium dioxide feedstocks compared with the first quarter of 2006 reflected continued strong demand in the chloride sector and QIT’s recently completed UGS expansion to 375,000 tonnes per annum.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q1 07	vs Q1 06	vs Q4 06
Rio Tinto Aluminium
Bauxite	4,229	+10%	-5%
Alumina	661	-15%	-17%
Aluminium	211.7	+2%	-2%

Bauxite production was ten per cent higher than the comparative period in 2006 reflecting severe weather conditions that occurred in the prior year.

First quarter production from Yarwun was 15 per cent higher than the first quarter of 2006 in line with the ramp up to full capacity but was 18 per cent lower than the previous quarter, attributable to maintenance shutdowns in February. Rio Tinto’s share of alumina production in the first quarter fell by 15 per cent when compared with the corresponding quarter last year following the sale of Eurallumina in October 2006.

Production at the aluminium smelters increased by two per cent compared with the same quarter of 2006.

COPPER

Rio Tinto share of production (000 tonnes)

	Q1 07	vs Q1 06	vs Q4 06
Kennecott Utah Copper
Mined copper (000 tonnes)	54.1	-12%	-19%
Refined copper (000 tonnes)	69.7	-2%	+187%
Molybdenum (000 tonnes)	4.7	+6%	+12%
Mined gold (000 ozs)	108	-19%	-11%
Refined gold (000 ozs)	115	-2%	+72%
Escondida
Mined copper (000 tonnes)	111.5	+4%	+12%
Refined copper (000 tonnes)	19.9	+148%	+17%
Grasberg JV
Mined copper (000 tonnes)	5.6	-52%	-64%
Mined gold (000 ozs)	67	+626%	+13%

Kennecott Utah Copper

Lower grades and recoveries led to decreased volumes of mined copper and gold, whilst production of molybdenum increased compared with the first and last quarters of 2006 as a result of improved recovery rates at the concentrator.

4

The Kennecott Utah Copper smelter produced at targeted levels despite incurring two minor maintenance shutdowns. Metal production from the plant is running over ten per cent above the past five year average and is approaching record production levels set in 2002.

Escondida

First quarter mined copper production was four per cent higher than the first quarter of 2006 as a result of higher mill throughput. Higher grades compared with the previous quarter led to a 12 per cent increase in production. Refined copper production increased by 148 per cent compared with the first quarter of 2006 as sulphide leach production commenced in the latter half of 2006.

Grasberg

First quarter data for Grasberg represents planned amounts from Freeport’s five year plan as Freeport‘s March 2007 quarter results have not yet been published.

Other Copper

Ore hoisted at the underground mine at Palabora increased by six per cent compared with the corresponding quarter of 2006, averaging in excess of 32,000 tonnes per day.

DIAMONDS
Rio Tinto share of production (000 carats)

	Q1 07	vs Q1 06	vs Q4 06
Argyle	3,470	-33%	-57%
Diavik	1,551	+ 45%	+4%

Argyle

Low feed grade at Argyle resulted in lower production in the first quarter. Variability in feed grade and production rates will continue as the open pit operation approaches the end of its life and transitions to the underground operation.

Diavik

Higher grades were experienced at Diavik during the first quarter resulting in higher production as a result of nearly all the ore being sourced from the A154 South pipe.

EXPLORATION AND EVALUATION

Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in the first quarter of 2007 was $72 million compared with $57 million in same period in 2006. $10 million of this expenditure was charged against business unit earnings.

The following exploration projects and programmes were progressed during the period:

Commodity	Projects of note	Greenfield programmes
Iron ore	Pilbara projects including	West Africa and Western Australia
Caliwingina North: resource
estimation work underway

Thermal and	Chapudi project: order of	Colombia, North America, South
coking coal	magnitude study underway	Africa and Mongolia

Industrial	Jarandol project, Serbia	Many areas of the world including
minerals	(borates): drilling continued	Europe, southern Africa and South
America

5

Bauxite		Brazil, Australia
Copper and base metals	Lakeview project, US (nickel/copper): definition drilling	US, Mexico, Chile, Peru, Argentina and southern Africa

Diamonds	Bunder project, India: order of magnitude study continued	India, Brazil, Canada, Russia, Botswana, Mauritania and Mali

Exploration work continued in Russia under the RioNor Joint Venture. An agreement was exercised to purchase the Namekara vermiculite deposit in Uganda.

Brownfield exploration is underway at a number of Rio Tinto businesses including Energy Resources of Australia, Rössing, Kennecott Utah Copper, Pilbara iron ore operations, Northparkes and Greens Creek.

Evaluation work progressed on a number of projects including Eagle (nickel/copper, US), Resolution (copper/gold, US), Potasio Rio Colorado (potash, Argentina), La Granja (copper, Peru), Simandou (iron ore, Guinea) various Pilbara iron ore deposits, Sweetwater (uranium, US) and Kintyre (uranium, Australia). Rio Tinto continues to monitor the work by Northern Dynasty Minerals at the Pebble copper-gold-molybdenum deposit in Alaska. Contract of Work negotiations advanced for the Sulawesi nickel project in Indonesia.

Ivanhoe Mines and Rio Tinto have reached agreement in principle with the government of Mongolia on a draft investment agreement for the development of the Oyu Tolgoi copper-gold project in Mongolia's South Gobi Region. The draft agreement remains subject to review and approval by all three parties.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations

Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban
Office: +44 (0) 20 8080 1305
Mobile: +44 (0) 7920 041 003

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

High resolution photographs available at: www.newscast.co.uk

6

RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

			QUARTER			FULL YEAR	% CHANGE

			2006	2006	2007	2006	Q1 07	Q1 07
			Q1	Q4	Q1		vs	vs
Principal Commodities							Q1 06	Q4 06

Alumina	('000 t	)	778	795	661	3,247	-15%	-17%
Aluminium	('000 t	)	207.1	215.8	211.7	844.7	2%	-2%
Borates	('000 t	)	129	145	129	553	1%	-11%
Coal — hard coking coal	('000 t	)	1,126	1,516	1,438	5,909	28%	-5%
Coal — other Australian	('000 t	)	7,618	7,782	7,041	31,159	-8%	-10%
Coal — US	('000 t	)	29,481	32,797	30,357	125,260	3%	-7%
Copper — mined	('000 t	)	203.4	209.8	197.9	803.5	-3%	-6%
Copper — refined	('000 t	)	85.6	54.0	101.6	299.2	19%	88%
Diamonds	('000 cts)		6,324	9,561	5,033	35,162	-20%	-47%
Gold — mined	('000 ozs)		221	294	271	1,003	23%	-8%
Gold — refined	('000 ozs)		118	67	115	462	-2%	72%
Iron ore	('000 t	)	28,668	35,057	32,245	132,780	12%	-8%
Titanium dioxide feedstock	('000 t	)	344	380	351	1,415	2%	-7%
Uranium	(tonnes)		1,508	1,848	1,270	5,698	-16%	-31%

Other Metals & Minerals
Bauxite	('000 t	)	3,843	4,444	4,229	16,139	10%	-5%
Lead	('000 t	)	3.0	3.4	2.9	11.9	-3%	-13%
Molybdenum	('000 t	)	4.4	4.2	4.7	16.8	6%	12%
Pig Iron	('000 t	)	2	19	13	53	431%	-32%
Salt	('000 t	)	1,209	1,307	1,116	5,405	-8%	-15%
Silver — mined	('000 ozs)		3,180	3,975	3,272	13,968	3%	-18%
Silver — refined	('000 ozs)		1,398	598	870	4,152	-38%	45%
Talc	('000 t	)	381	325	352	1,392	-8%	8%
Zinc	('000 t	)	8.6	10.2	8.8	33.4	3%	-14%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

First quarter 2007 operations review	Page 7

RIO TINTO SHARE OF PRODUCTION

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2006	2006	2006	2006	2007	2006

ALUMINA
Production ('000 tonnes)
Eurallumina (a)	0%	152	152	158	52	—	513
Queensland Alumina	39%	369	381	361	384	365	1,494
Yarwun (b)	100%	257	322	302	360	296	1,240

Rio Tinto total alumina production		778	854	821	795	661	3,247

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%	18.5	18.1	18.7	18.1	17.5	73.3
Bell Bay	100%	43.2	43.7	45.1	45.5	43.6	177.5
Boyne Island	59%	80.4	80.9	82.7	81.0	81.7	325.0
Tiwai Point	79%	65.0	63.9	68.8	71.2	68.9	268.9

Rio Tinto total aluminium production		207.1	206.6	215.2	215.8	211.7	844.7

BAUXITE
Production ('000 tonnes)
Weipa	100%	3,843	3,815	4,036	4,444	4,229	16,139

BORATES
Production ('000 tonnes B2 O3 content)
Rio Tinto Minerals — borates	100%	129	142	137	145	129	553

COAL — HARD COKING
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	617	797	1,119	1,193	1,124	3,726
Kestrel Coal	80%	508	739	613	324	314	2,183

Rio Tinto total hard coking coal production		1,126	1,535	1,732	1,516	1,438	5,909

COAL — OTHER *
Rio Tinto Coal Australia ('000 tonnes)
Bengalla	30%	330	426	490	434	398	1,679
Blair Athol Coal	71%	1,730	1,778	1,840	1,911	1,667	7,259
Hunter Valley Operations	76%	2,124	2,639	2,161	2,180	2,004	9,104
Kestrel Coal	80%	125	232	213	121	151	691
Mount Thorley Operations	61%	763	549	452	595	497	2,359
Tarong Coal	100%	1,803	1,685	1,713	1,778	1,736	6,979
Warkworth	42%	744	784	796	764	586	3,089

Total Australian other coal		7,618	8,093	7,665	7,782	7,041	31,159

Rio Tinto Energy America ('000 tonnes)
Antelope	100%	7,501	7,849	7,760	7,640	7,691	30,749
Colowyo	(c)	1,468	1,497	1,431	1,358	1,224	5,754
Cordero Rojo	100%	8,675	9,121	8,775	9,524	9,060	36,094
Decker	50%	776	807	775	866	744	3,225
Jacobs Ranch	100%	8,513	8,879	9,220	9,646	8,537	36,258
Spring Creek	100%	2,549	3,527	3,341	3,764	3,100	13,181

Total US coal		29,481	31,680	31,302	32,797	30,357	125,260

Rio Tinto total other coal production		37,099	39,773	38,967	40,580	37,398	156,418

COPPER
Mine production ('000 tonnes)
Bingham Canyon	100%	61.6	68.7	68.9	66.4	54.1	265.6
Escondida	30%	107.2	105.9	81.1	99.8	111.5	394.0
Grasberg — Joint Venture (d)	40%	11.9	10.2	8.3	15.8	5.6	46.2
Northparkes	80%	15.5	16.5	16.8	17.8	13.7	66.6
Palabora (e)	58%	7.2	6.1	7.8	10.0	13.0	31.1

Rio Tinto total mine production		203.4	207.4	182.8	209.8	197.9	803.5

Refined production ('000 tonnes)
Escondida	30%	8.0	6.1	9.1	17.1	19.9	40.3
Kennecott Utah Copper	100%	70.9	67.7	55.1	24.2	69.7	217.9
Palabora (e)	58%	6.7	10.2	11.4	12.7	12.0	40.9

Rio Tinto total refined production		85.6	83.9	75.6	54.0	101.6	299.2

DIAMONDS
Production ('000 carats)
Argyle	100%	5,214	7,509	8,330	8,026	3,470	29,078
Diavik	60%	1,073	1,632	1,697	1,495	1,551	5,897
Murowa	78%	38	66	44	39	12	187

Rio Tinto total diamond production		6,324	9,206	10,071	9,561	5,033	35,162

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.

*	Coal — other includes thermal coal and semi-soft coking coal.

See footnotes on page 10.

First quarter 2007 operations review	Page 8

RIO TINTO SHARE OF PRODUCTION (continued)

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2006	2006	2006	2006	2007	2006
GOLD
Mine production ('000 ounces)
Barneys Canyon	100%	4	3	5	3	2	15
Bingham Canyon	100%	129	146	131	118	106	523
Cortez/Pipeline	40%	35	27	55	61	45	178
Escondida	30%	12	15	11	14	14	51
Grasberg — Joint Venture (d)	40%	9	19	8	59	67	95
Greens Creek	70%	11	9	11	13	11	44
Northparkes	80%	16	16	23	21	20	76
Rawhide	51%	4	3	3	3	3	13
Others	—	2	2	3	3	3	9
Rio Tinto total mine production		221	240	249	294	271	1,003
Refined production ('000 ounces)
Kennecott Utah Copper	100%	118	141	137	67	115	462

IRON ORE & IRON
Production ('000 tonnes)
Channar	60%	1,211	1,486	1,591	1,591	1,585	5,879
Corumbá	100%	440	455	538	549	460	1,982
Eastern Range	(f )	1,756	2,021	2,326	2,112	2,166	8,215
Hamersley	100%	17,404	19,536	21,304	20,964	20,161	79,208
Iron Ore Company of Canada	59%	1,871	2,640	2,412	2,519	1,413	9,442
Robe River	53%	5,986	7,178	7,570	7,321	6,460	28,054
Rio Tinto total mine production		28,668	33,315	35,740	35,057	32,245	132,780
Pig iron production ('000 tonnes)
HIsmelt®	60%	2	17	15	19	13	53

LEAD
Mine production ('000 tonnes)
Greens Creek	70%	3.0	2.2	3.2	3.4	2.9	11.9

MOLYBDENUM
Mine production ('000 tonnes)
Bingham Canyon	100%	4.4	3.5	4.7	4.2	4.7	16.8

SALT
Production ('000 tonnes)
Rio Tinto Minerals — salt	65%	1,209	1,441	1,447	1,307	1,116	5,405

SILVER
Mine production ('000 ounces)
Bingham Canyon	100%	1,036	1,217	1,033	928	856	4,214
Escondida	30%	457	565	439	533	563	1,994
Grasberg — Joint Venture (d)	40%	19	30	87	534	0	670
Greens Creek	70%	1,451	1,231	1,794	1,754	1,666	6,230
Others	—	216	228	190	226	187	861
Rio Tinto total mine production		3,180	3,270	3,543	3,975	3,272	13,968
Refined production ('000 ounces)
Kennecott Utah Copper	100%	1,398	1,008	1,148	598	870	4,152

TALC
Production ('000 tonnes)
Rio Tinto Minerals — talc	100%	381	346	340	325	352	1,392

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	344	353	338	380	351	1,415

URANIUM
Production (tonnes U3 O8 )
Energy Resources of Australia	68%	938	376	750	1,152	684	3,217
Rössing	69%	569	622	593	696	586	2,481
Rio Tinto total uranium production		1,508	998	1,344	1,848	1,270	5,698

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	8.6	7.1	7.6	10.2	8.8	33.4

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 10.

First quarter 2007 operations review	Page 9

RIO TINTO SHARE OF PRODUCTION (continued)

Production data notes

(a)	Rio Tinto sold its 56.2% share in Eurallumina with an effective date of 31 October 2006 and production data are shown up to that date.

(b)	Yarwun was previously known as Comalco Alumina Refinery.

(c)	In view of Rio Tinto Energy America's responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo's output is included in Rio Tinto's share of production.

(d)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The first quarter 2007 data represent budgeted amounts from FCX's 2007 five year plan, because FCX will not have reported its results prior to the publication of this quarterly operations review.

(e)	During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto's shareholding in Palabora from 49.2% to 47.2%. The conversions, which continued during 2006, were completed during the third quarter when Rio Tinto also participated.

(f)	Rio Tinto's share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 31 March 2007.

First quarter 2007 operations review	Page 10

RIO TINTO OPERATIONAL DATA
							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2006	2006	2006	2006	2007	2006

ALUMINIUM

Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production ('000 tonnes)		3,843	3,815	4,036	4,444	4,229	16,139
Metal grade bauxite shipments ('000 tonnes)		3,788	3,596	4,023	4,451	4,263	15,857
Calcined bauxite production ('000 tonnes)		47	40	49	43	43	180
Eurallumina refinery (a)	0.0%
Sardinia, Italy
Alumina production ('000 tonnes)		271	270	281	92	—	914
Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production ('000 tonnes)		956	986	936	993	945	3,871
Yarwun alumina refinery (b)	100.0%
Queensland, Australia
Alumina production ('000 tonnes)		257	322	302	360	296	1,240
Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production ('000 tonnes)		36.2	35.5	36.6	35.4	35.2	143.8
Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production ('000 tonnes)		43.2	43.7	45.1	45.5	43.6	177.5
Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production ('000 tonnes)		134.7	135.9	138.0	136.5	136.1	545.1
Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production ('000 tonnes)		81.6	79.9	86.5	89.3	86.7	337.3

Rio Tinto Aluminium share
Share of primary aluminium sales ('000 tonnes)		200.2	208.0	208.5	233.3	195.5	850.0
(a)	Rio Tinto sold its 56.2% share in Eurallumina with an effective date of 31 October 2006 and production data are shown up to that date.
(b)	Yarwun alumina refinery was previously known as Comalco Alumina Refinery.

BORATES

Rio Tinto Minerals — borates	100.0%
California, US and Argentina
Borates ('000 tonnes) (a)		129	142	137	145	129	553
(a)	Production is expressed as B 2 O 3 content.

Rio Tinto percentage interest shown above is at 31 March 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2007 operations review	Page 11

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2006	2006	2006	2006	2007	2006

COAL

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,088	1,406	1,618	1,433	1,315	5,544
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production ('000 tonnes)		2,429	2,496	2,583	2,682	2,341	10,190
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production ('000 tonnes)		753	971	1,365	1,455	1,371	4,544
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production ('000 tonnes)		2,386	3,136	2,435	2,264	2,316	10,221
Semi-soft coking coal production ('000 tonnes)		419	350	419	616	331	1,804
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		156	290	266	151	189	863
Hard coking coal production ('000 tonnes)		635	923	766	404	392	2,729
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production ('000 tonnes)		969	582	494	857	657	2,902
Semi-soft coking coal production ('000 tonnes)		291	325	253	125	163	993
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		1,803	1,685	1,713	1,778	1,736	6,979
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,759	1,766	1,803	1,686	1,343	7,014
Semi-soft coking coal production ('000 tonnes)		11	96	90	130	51	327

Total hard coking coal production ('000 tonnes)		1,388	1,895	2,131	1,859	1,763	7,273

Total hard coking coal sales ('000 tonnes)		1,220	1,471	1,779	1,962	1,776	6,432

Total other coal production ('000 tonnes) (a)		11,309	12,133	11,673	11,722	10,443	46,837

Total other coal sales ('000 tonnes) (b) (c)		11,860	11,882	11,845	11,173	11,127	46,760

Total coal production ('000 tonnes)		12,698	14,027	13,804	13,581	12,206	54,110

Total coal sales ('000 tonnes)		13,080	13,353	13,624	13,135	12,903	53,193

Rio Tinto Coal Australia share

Share of hard coking coal sales ('000 tonnes)		994	1,196	1,450	1,603	1,447	5,243

Share of other coal sales ('000 tonnes) (b) (c)		7,986	8,022	7,743	7,525	7,523	31,276

(a)	Other coal production includes thermal coal and semi-soft coking coal.
(b)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).
(c)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Energy America
Antelope mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		7,501	7,849	7,760	7,640	7,691	30,749
Colowyo mine	(a )
Colorado, US
Thermal coal production ('000 tonnes)		1,468	1,497	1,431	1,358	1,224	5,754
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,675	9,121	8,775	9,524	9,060	36,094
Decker mine	50.0%
Montana, US
Thermal coal production ('000 tonnes)		1,552	1,614	1,551	1,733	1,488	6,449
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,513	8,879	9,220	9,646	8,537	36,258
Spring Creek mine	100.0%
Montana, US
Thermal coal production ('000 tonnes)		2,549	3,527	3,341	3,764	3,100	13,181

Total coal production ('000 tonnes)		30,257	32,487	32,077	33,664	31,101	128,484

Total coal sales ('000 tonnes)		30,257	32,487	32,077	33,661	31,101	128,482

(a)	In view of Rio Tinto Energy America's responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo's output is included in Rio Tinto's share of production.

Rio Tinto percentage interest shown above is at 31 March 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2007 operations review	Page 12

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2006	2006	2006	2006	2007	2006

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		21,843	21,473	18,258	22,585	23,450	84,158
Average copper grade (%)		1.62	1.63	1.55	1.55	1.62	1.59
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		302.8	295.9	234.0	289.4	319.1	1,122.2
Contained gold ('000 ounces)		40	49	35	46	45	170
Contained silver ('000 ounces)		1,522	1,882	1,464	1,777	1,877	6,646
Ore to leach ('000 tonnes) (a)		16,158	15,536	14,712	9,659	15,509	56,064
Average copper grade (%)		0.34	0.37	0.25	0.45	0.34	0.34
Contained copper in leachate/mined material ('000 tonnes)		55	57	36	43	52	191
Refined production from leach plants:
Copper cathode production ('000 tonnes)		27	20	30	57	66	134

Freeport—McMoRan Copper & Gold
Grasberg mine (a)	0.0% (40.0% of the expansion)
Papua, Indonesia
Ore treated ('000 tonnes)		19,512	20,353	21,170	22,681	20,077	83,716
Average mill head grades:
Copper (%)		0.72	0.72	0.85	1.08	1.20	0.85
Gold (g/t)		0.92	0.67	0.83	0.95	1.92	0.85
Silver (g/t)		4.21	3.84	3.46	3.87	3.15	3.84
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		115.9	121.7	152.9	220.3	219.3	610.8
Gold in concentrates ('000 ounces)		485	336	471	589	1,060	1,880
Silver in concentrates ('000 ounces)		903	1,170	1,453	2,083	1,180	5,609
Sales of payable metals in concentrates: (b)
Copper in concentrates ('000 tonnes)		114.0	108.8	155.5	211.3	193.9	589.7
Gold in concentrates ('000 ounces)		486	294	487	564	1,009	1,831
Silver in concentrates ('000 ounces)		711	844	1,167	1,592	822	4,315
(a)	Through a joint venture agreement with Freeport—McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The first quarter 2007 data represent budgeted amounts from FCX's 2007 five year plan, because FCX will not have reported its results prior to the publication of this quarterly operations review.

(b)	Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 March 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2007 operations review	Page 13

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2006	2006	2006	2006	2007	2006

COPPER & GOLD (continued)
Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled ('000 tonnes)		756	745	956	842	763	3,298
Leached ('000 tonnes)		3,812	4,464	7,452	7,312	11,007	23,040
Sold for roasting ('000 tonnes)		35	—	—	—	—	35
Average ore grade: gold
Milled (g/t)		2.33	2.13	2.89	2.64	2.49	2.52
Leached (g/t)		0.39	0.37	0.43	0.42	0.52	0.41
Sold for roasting (g/t)		6.50	—	—	—	—	6.50
Gold produced ('000 ounces)		87	68	136	153	113	444
Greens Creek mine	70.3%
Alaska, US
Ore treated ('000 tonnes)		158	157	162	187	166	664
Average ore grades:
Gold (g/t)		4.54	3.97	4.39	4.82	4.44	4.45
Silver (g/t)		533	471	619	540	562	541
Zinc (%)		10.0	8.4	8.9	10.1	9.5	9.4
Lead (%)		4.0	3.1	4.0	3.6	3.6	3.7
Metals produced in concentrates:
Gold ('000 ounces)		16	13	16	19	16	63
Silver ('000 ounces)		2,065	1,751	2,553	2,497	2,371	8,866
Zinc ('000 tonnes)		12.2	10.1	10.8	14.5	12.5	47.5
Lead ('000 tonnes)		4.3	3.1	4.6	4.8	4.2	16.9
Rawhide mine (a)	51.0%
Nevada, US
Metals produced in doré:
Gold ('000 ounces)		7	6	7	6	5	26
Silver ('000 ounces)		63	55	64	50	51	232

(a) Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		4	3	5	3	2	15
(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		11,702	11,739	12,333	12,083	11,922	47,857
Average ore grade:
Copper (%)		0.62	0.67	0.62	0.63	0.56	0.63
Gold (g/t)		0.52	0.56	0.47	0.44	0.43	0.49
Silver (g/t)		3.73	3.98	3.22	3.09	3.14	3.50
Molybdenum (%)		0.060	0.055	0.057	0.055	0.056	0.057
Copper concentrates produced ('000 tonnes)		242	263	269	245	202	1,019
Average concentrate grade (% Cu)		25.3	26.1	25.5	27.1	26.7	26.0
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		61.6	68.7	68.9	66.4	54.1	265.6
Gold ('000 ounces)		129	146	131	118	106	523
Silver ('000 ounces)		1,036	1,217	1,033	928	856	4,214
Molybdenum concentrates produced ('000 tonnes):		8.2	6.3	8.3	7.4	8.3	30.2
Molybdenum in concentrates ('000 tonnes)		4.4	3.5	4.7	4.2	4.7	16.8
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		270	272	220	156	272	918
Copper anodes produced ('000 tonnes) (c)		66.4	65.7	50.4	33.3	69.0	215.8
Production of refined metal:
Copper ('000 tonnes)		70.9	67.7	55.1	24.2	69.7	217.9
Gold ('000 ounces) (d)		118	141	137	67	115	462
Silver ('000 ounces) (d)		1,398	1,008	1,148	598	870	4,152

(b)	Includes a small amount of copper in precipitates.
(c)	New metal excluding recycled material.
(d)	Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 31 March 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2007 operations review	Page 14

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2006	2006	2006	2006	2007	2006

COPPER & GOLD (continued)

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,425	1,438	1,427	1,499	1,367	5,789
Average ore grades:
Copper (%)		1.45	1.53	1.57	1.57	1.38	1.53
Gold (g/t)		0.56	0.58	0.69	0.71	0.78	0.64
Copper concentrates produced ('000 tonnes)		48.4	52.5	52.4	54.2	42.2	207.4
Contained copper in concentrates:
Saleable production ('000 tonnes)		19.4	20.7	21.0	22.2	17.2	83.3
Sales ('000 tonnes) (a)		14.3	17.1	14.4	15.6	16.3	61.4
Contained gold in concentrates:
Saleable production ('000 ounces)		19.6	19.9	29.3	26.0	25.6	94.7
Sales ('000 ounces) (a)		13.3	16.4	16.1	17.0	19.1	62.7
(a)	Rio Tinto's 80% share of material from the Joint Venture.

Palabora (a)	57.7%
Palabora mine
South Africa
Ore treated ('000 tonnes)		2,646	2,633	2,668	2,783	2,886	10,730
Average ore grade: copper (%)		0.71	0.70	0.72	0.72	0.71	0.71
Copper concentrates produced ('000 tonnes)		51.5	43.0	53.4	61.0	82.1	208.9
Average concentrate grade: copper (%)		29.9	30.5	29.4	28.5	27.4	29.4
Copper in concentrates ('000 tonnes)		15.4	13.1	15.7	17.4	22.5	61.5
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		42.0	83.3	87.7	75.5	73.6	288.5
New copper anodes produced ('000 tonnes)		10.0	24.0	22.4	22.2	21.2	78.6
Refined new copper produced ('000 tonnes)		14.3	21.9	22.9	22.1	20.8	81.2
By-products:
Magnetite concentrate ('000 tonnes)		251	296	299	281	262	1,127
Refined nickel sulphate (tonnes)		35	28	25	32	21	120
Vermiculite plant
Vermiculite produced ('000 tonnes)		48	48	52	50	50	198
(a)	During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto's shareholding in Palabora from 49.2% to 47.2% . The conversions, which continued during 2006, were completed during the third quarter when Rio Tinto also participated.

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,956	2,131	2,162	2,192	2,168	8,441
AK1 diamonds produced ('000 carats)		5,214	7,509	8,330	8,026	3,470	29,078

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		492	608	722	509	520	2,331
Diamonds recovered ('000 carats)		1,788	2,720	2,829	2,492	2,585	9,829

Murowa Diamonds	77.8%
Zimbabwe
Ore processed ('000 tonnes)		66	61	44	47	30	216
Diamonds recovered ('000 carats)		48	85	57	50	15	240

Rio Tinto percentage interest shown above is at 31 March 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2007 operations review	Page 15

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2006	2006	2006	2006	2007	2006

IRON ORE & IRON

Hamersley Iron
Western Australia
Saleable iron ore production ('000 tonnes):
Paraburdoo, Mount Tom Price, Marandoo,
Yandicoogina, Brockman and Nammuldi	100.0%	17,404	19,536	21,304	20,964	20,161	79,208
Channar	60.0%	2,018	2,476	2,652	2,652	2,641	9,798
Eastern Range	(a)	1,756	2,021	2,326	2,112	2,166	8,215

Total production ('000 tonnes)		21,178	24,033	26,282	25,728	24,968	97,221

Total sales ('000 tonnes) (b)		20,982	22,611	26,680	27,830	23,770	98,103

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b)	Sales represent iron ore exported from Western Australian ports.

HIsmelt® (a)	60.0%
Western Australia
Pig iron production ('000 tonnes)		4	28	26	31	21	89

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		341	1,291	983	747	82	3,362
Pellets ('000 tonnes)		2,846	3,205	3,124	3,543	2,325	12,718
Sales:
Concentrate ('000 tonnes)		316	555	651	1,392	436	2,914
Pellets ('000 tonnes)		2,150	3,282	3,198	4,305	1,791	12,935

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production ('000 tonnes) (a)		440	455	538	549	460	1,982
Sales ('000 tonnes)		418	413	462	479	347	1,771
(a) Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		6,481	7,273	7,501	8,018	6,168	29,273
Sales ('000 tonnes)		6,756	7,135	7,619	7,607	5,938	29,118
West Angelas mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		4,813	6,270	6,781	5,795	6,020	23,659
Sales ('000 tonnes)		4,745	5,833	6,117	6,621	5,143	23,316

Rio Tinto percentage interest shown above is at 31 March 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2007 operations review	Page 16

RIO TINTO OPERATIONAL DATA

							FULL
	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2006	2006	2006	2006	2007	2006

SALT

Rio Tinto Minerals — salt	64.9%
Western Australia
Salt production ('000 tonnes)		1,862	2,219	2,229	2,013	1,719	8,323

TALC

Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production ('000 tonnes)		381	346	340	325	352	1,392

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production ('000 tonnes)		344	353	338	380	351	1,415

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3 O8 )		1,372	550	1,097	1,685	1,000	4,704

Rössing Uranium Ltd	68.6%

Namibia
Production (tonnes U3 O8 )		830	908	865	1,014	854	3,617

Rio Tinto percentage interest shown above is at 31 March 2007. The data represent full production and sales on a 100% basis unless otherwise stated.

First quarter 2007 operations review	Page 17

INDEX TO OPERATIONAL DATA

		Page

Aluminium

Anglesey Aluminium smelter	UK	11
Bell Bay smelter	Australia	11
Boyne Island smelter	Australia	11
Eurallumina	Italy	11
Queensland Alumina	Australia	11
Tiwai Point smelter	New Zealand	11
Weipa	Australia	11
Yarwun	Australia	11

Borates

Rio Tinto Minerals — borates	US	11
Boron	US	11
Tincalayu	Argentina	11

Coal

Rio Tinto Coal Australia:	Australia	12
-Bengalla	Australia	12
-Blair Athol	Australia	12
-Hail Creek	Australia	12
-Hunter Valley Operations	Australia	12
-Kestrel	Australia	12
-Mount Thorley Operations	Australia	12
-Tarong	Australia	12
-Warkworth	Australia	12
Rio Tinto Energy America:	US	12
-Antelope	US	12
-Colowyo	US	12
-Cordero Rojo	US	12
-Decker	US	12
-Jacobs Ranch	US	12
-Spring Creek	US	12

Copper

Escondida	Chile	13
Freeport-McMoRan Copper & Gold:	US	13
-Grasberg	Indonesia	13
Kennecott Utah Copper:	US	14
-Bingham Canyon	US	14
-Kennecott smelter and refinery	US	14
Northparkes	Australia	15
Palabora mine and smelter	South Africa	15

Diamonds

Argyle Diamonds	Australia	15
Diavik Diamonds	Canada	15
Murowa Diamonds	Zimbabwe	15

Gold

Escondida	Chile	13
Freeport-McMoRan Copper & Gold:	US	13
-Grasberg	Indonesia	13
Kennecott Utah Copper:	US	14
-Barneys Canyon	US	14
-Bingham Canyon	US	14
Kennecott Minerals:	US	14
-Cortez/Pipeline	US	14
-Greens Creek	US	14
-Rawhide	US	14
Northparkes	Australia	15
		Page

Iron Ore

Corumbá	Brazil	16
Hamersley:	Australia	16
-Brockman	Australia	16
-Channar	Australia	16
-Eastern Range	Australia	16
-Marandoo	Australia	16
-Mt Tom Price	Australia	16
-Nammuldi	Australia	16
-Paraburdoo	Australia	16
-Yandicoogina	Australia	16
Iron Ore Company of Canada	Canada	16
Robe River:	Australia	16
Pannawonica	Australia	16
West Angelas	Australia	16

Lead/Zinc

Kennecott Minerals:	US	14
-Greens Creek	US	14

Molybdenum

Bingham Canyon	US	14

Pig Iron

HIsmelt®	Australia	16

Salt

Rio Tinto Minerals - salt	Australia	17

Silver

Bingham Canyon	US	14
Escondida	Chile	13
Grasberg	Indonesia	13
Greens Creek	US	14

Talc

Rio Tinto Minerals — talc	Australia/Europe/
	US/Canada	17
Titanium dioxide feedstock

QIT mine and smelter	Canada	17
Richards Bay Minerals mine and
smelter	South Africa	17

Uranium

Energy Resources of Australia	Australia	17
-Ranger	Australia	17
Rössing	Namibia	17

First quarter 2007 operations review	Page 18